Exhibit 99.3

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated financial statements

For the years ended January 31, 2026 and 2025

Independent Auditor's Report	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Loss	F-5
Consolidated Statements Stockholders’ Equity (Deficit)	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Crownpeak Intermediate Holdings, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of January 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”).

In our opinion, based upon our audits and the report of the other auditors, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Crownpeak Technology GmbH, a wholly-owned subsidiary, whose financial statements reflect total assets constituting approximately 4% and 4%, respectively, of consolidated total assets at January 31, 2026 and 2025, and total revenues constituting approximately 30% and 27%, respectively, of consolidated total revenues for the years then ended. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crownpeak Technology GmbH, is based solely on the report of the other auditors. Those financial statements were prepared in accordance with German legally required accounting principles, as issued by the German Commercial Code (HGB). We have applied audit procedures on the conversion adjustments to the financial statements of Crownpeak Technology GmbH, which conform those financial statements to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for Crownpeak Technology GmbH, prior to these conversion adjustments, is based solely on the report of the other auditors.

As of and for the year ended January 31, 2026, we did not audit the financial statements of Aegean Bidco Limited and Subsidiaries, a wholly-owned subsidiary, whose financial statements reflect total assets constituting approximately 50% of consolidated total assets at January 31, 2026, and total revenues constituting approximately 40% of consolidated total revenues for the year then ended. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Aegean Bidco Limited and Subsidiaries, is based solely on the report of the other auditors. Those financial statements, which were prepared in accordance with United Kingdom applicable law and UK adopted international accounting standards, were audited by other auditors, whose report has been furnished to us. We have applied audit procedures on the conversion adjustments to the financial statements of Aegean Bidco Limited and Subsidiaries, which conform those financial statements to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for Aegean Bidco Limited and Subsidiaries, prior to these conversion adjustments, is based solely on the report of the other auditors.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Acquisition

As discussed in Note 1 to the financial statements, on December 1, 2025 the Company was acquired by Rezolve AI Plc. The accompanying financial statements have been prepared on the historical cost basis of accounting and do not reflect the application of pushdown accounting related to the acquisition in accordance with ASC 805, Business Combinations. Our opinion is not modified with respect to this matter.

Emphasis of Matter - Liquidity

As discussed in Note 2 to the financial statements, the Company has $103.6 million of debt outstanding that matures on December 31, 2026. Management's evaluation of this event and condition and management's plans to mitigate this matter are also described in Note 2. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audits.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ SingerLewak LLP

June 25, 2026

CROWNPEAK INTERMEDIATE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

As of January 31, 2026 and 2025

	2026	2025
Assets
Current assets
Cash	$7,545	$7,280
Accounts receivable, net	10,565	12,132
Deferred commissions, current	1,588	1,465
Prepaid expenses and other current assets	2,092	1,855
Total current assets	21,790	22,732
Capitalized software, net	3,360	3,295
Fixed assets, net	145	279
Goodwill	111,361	106,315
Intangible assets, net	42,452	47,744
Right-of-use assets	1,129	1,163
Deferred commissions, net of current portion	3,072	3,717
Deposits and other assets	172	246
Total assets	$183,481	$185,491
Liabilities
Current liabilities
Debt, net of debt issuance costs	$103,560	$133,297
Revolving line of credit	—	7,500
Lease liability, current	569	410
Accounts payable	1,437	6,984
Accrued expenses	15,369	10,390
Deferred revenue	27,542	29,661
Total current liabilities	148,477	188,242
Lease liability, non current	594	750
Deferred tax liability	7,186	7,036
Total liabilities	156,257	196,028
Stockholders' Equity (Deficit)
Common stock: $.001 par value: 100 shares issued and outstanding	—	—
Paid in capital	187,308	135,117
Accumulated deficit	(165,749)	(142,542)
Accumulated other comprehensive (loss) income	5,665	(3,112)
Total stockholders' equity (deficit)	27,224	(10,537)
Total liabilities and stockholders’ equity (deficit)	$183,481	$185,491

See notes to consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Years Ended January 31, 2026 and 2025

	2026	2025
Revenue
Subscription and support - recurring	$62,217	$64,794
Professional services and other - non-recurring	7,898	9,110
Total revenue	70,115	73,904
Cost of revenue	25,862	26,203
Gross profit	44,253	47,701
Operating expenses
Compensation and benefits	24,031	30,683
Research and development	3,292	5,142
Marketing	1,021	1,248
Depreciation and amortization	6,759	6,704
General and administrative	8,276	12,746
Total operating expenses	43,379	56,523
Income (loss) from operations	874	(8,822)
Other (expense) income
Other (expense) income, net	(3,521)	1,045
Interest expense	(19,656)	(16,745)
Total other expense, net	(23,177)	(15,700)
Loss before income taxes	(22,303)	(24,522)
Income tax (expense) benefit	(904)	(655)
Net loss	$(23,207)	$(25,177)
Other comprehensive income (loss)
Foreign currency translation adjustments	8,777	(4,176)
Total comprehensive loss	$(14,430)	$(29,353)

See notes to consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Years Ended January 31, 2026 and 2025

	Common	Common	Additional	Accumulated	Accumulated Other
	Shares	Stock	Paid in Capital	Deficit	Comprehensive Income (Loss)	Total
Balance at January 31, 2024	100	$—	$120,438	$(117,365)	$1,064	$4,137
Capital contribution	—	—	14,000	—	—	14,000
Employee stock-based compensation	—	—	679	—	—	679
Foreign currency translation	—	—	—	—	(4,176)	(4,176)
Net loss	—	—	—	(25,177)	—	(25,177)
Balance at January 31, 2025	100	$—	$135,117	$(142,542)	$(3,112)	$(10,537)
Capital contribution	—	—	52,046	—	—	52,046
Employee stock-based compensation	—	—	145	—	—	145
Foreign currency translation	—	—	—	—	8,777	8,777
Net loss	—	—	—	(23,207)	—	(23,207)
Balance at January 31, 2026	100	$—	$187,308	$(165,749)	$5,665	$27,224

See notes to consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Years Ended January 31, 2026 and 2025

	2026	2025
Cash flows from operating activities
Net loss	$(23,207)	$(25,177)
Adjustments to reconcile net loss to cash used in operating activities:
(Reversal of) provision for expected credit losses	(211)	73
Depreciation and amortization	9,726	10,658
Amortization of debt discount	434	614
Loss on disposal of property and equipment	—	2
Non-cash lease expense	553	838
Accretion of exit fee	1,266	491
Employee stock-based compensation	145	679
Paid-in-kind capitalized interest	7,443	4,485
Provision for deferred income tax benefit	(730)	(248)
Net changes in operating assets and liabilities:
Accounts receivable, net	1,778	1,669
Deferred commissions	522	(1,926)
Prepaid expenses and other current assets	(237)	1,253
Deposits	74	208
Accounts payable	(5,547)	(3,406)
Accrued expenses	10,096	(1,349)
Deferred revenue	(2,119)	(1,254)
Lease liabilities	(516)	(1,233)
Net cash used in operating activities	(530)	(13,623)
Cash flows from investing activities
Capital expenditures	(192)	(99)
Capitalized software development	(1,362)	(841)
Net cash used in investing activities	(1,554)	(940)
Cash flows from financing activities
Capital contribution	549	14,000
Principal payments on long-term debt	—	(650)
Proceeds from line of credit	—	5,000
Net cash provided by financing activities	549	18,350
Effect of exchange rates on changes in cash	1,800	(924)
Net increase in cash	265	2,863
Cash - beginning balance	7,280	4,908
Cash - ending balance	$7,545	$7,771
Supplemental disclosure of cash flow data:
Cash paid for interest	$8,101	$10,274
Cash paid for income taxes	$94	$82
Noncash investing and financing activities
Parent capital contribution directly paid off line of credit, long-term debt and accrued interest	$50,000	$—
Parent capital contribution by waiving accrued management fee	$1,497	$—
Initial recognition of right of use assets and liability, arising from new leases during the year	$519	$—

See notes to consolidated financial statements.

1.
General information

Crownpeak Intermediate Holdings, Inc., a Delaware corporation, (the “Company”) is the holding parent company for the following subsidiaries: Crownpeak Technology, Inc., a wholly-owned Delaware corporation, (“Crownpeak”), Magus Research Limited, a wholly-owned private United Kingdom company, Evidon, Inc., a wholly-owned Delaware corporation, e-Spirit Inc., a wholly- owned Delaware corporation, Crownpeak Technology GmbH (formerly e-Spirit GmbH), a wholly- owned private German company, Ilumino, LLC, a wholly-owned Ohio corporation, Aegean Bidco Ltd., a wholly-owned private United Kingdom company that is a holding parent company for the following subsidiaries: Attraqt Group PLC, a wholly-owned private United Kingdom company, Attraqt Limited, a wholly-owned private United Kingdom company, Attraqt Inc., a wholly-owned Delaware corporation, Early Birds SAS, a wholly-owned private France company, Fredhopper B.V., a wholly-owned private Netherlands company, Spring Technologies EOOD, a wholly-owned private Bulgaria company, Fredhopper (Australia) Pty Ltd., a wholly-owned private Australia company, Fredhopper GmbH, a wholly-owned private Germany company and Fredhopper Sarl, a wholly- owned private France company. The Company offers the leading cloud-based Digital Experience Management and Digital Quality Management platforms, creating a unique market leader in the space. The Company is headquartered in Denver, Colorado with additional offices in London, United Kingdom; Dortmund, Germany; Paris, France and Amsterdam, Netherlands.

Crownpeak was founded in 2001 and is the only cloud-first Digital Experience Management (DXM) platform with a native Digital Quality Management (DQM) offering operating as a Software as a Service (“SaaS”) platform. Crownpeak is the only enterprise DXM platform purpose-built to scale efficiently with customers as they grow, simplifying the deployment, management and adherence to regulatory/policy compliance of global sites by any size team, across all digital touchpoints (e.g., desktop websites, mobile, social media). As the web content “system of record” for a diverse set of multi-billion-dollar global enterprises, the Crownpeak platform is deeply embedded in the underlying operations of its customers which, when coupled with multi- year contractual obligations, allows Crownpeak to derive highly visible and stable recurring revenue streams.

Prior to December 1, 2025, the Company was a subsidiary of CrownPeak Technology Holdings, LLC, which is a wholly-owned subsidiary of K1 Investment Management (K1). K1 is a California-based private equity firm.

On December 1, 2025, the Company was acquired by Rezolve AI PLC. (“Rezolve” or the “Parent Company”). Pursuant to a purchase agreement under which Rezolve acquired 100% of the issued share capital of Crownpeak Intermediate Holdings, Inc. for an initial purchase price of $90.0 million. In connection with the acquisition, Rezolve paid $50 million toward the repayment of a portion of the Company’s outstanding debt (as discussed in Note 11), with the remainder of the purchase price settled through the issuance of 11,127,780 ordinary shares, with the transaction closing on December 5, 2025.

2.
Liquidity

The Group has prepared the accompanying consolidated financial statements on the going concern basis of accounting. In preparing these consolidated financial statements, Management evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern within one year afterthe date the consolidated financial statements are available to be issued, in accordance with Accounting Standards Codification ("ASC") 205-40, Presentation of Financial Statements - Going Concern.

As of January 31, 2026, the Company had $103.6 million of debt outstanding that matures on December 31, 2026, and the Company does not have sufficient liquidity to repay the obligation absent refinancing or additional capital. Management determined that the scheduled maturity of this debt initially raised substantial doubt about the Group's ability to continue as a going concern. In evaluating whether substantial doubt was alleviated, Management considered the plans of the Parent Company to support the Group's liquidity and financing needs.

These plans include:

•
implementing cost savings and operating efficiencies,
•
negotiating with lenders to refinance the Company's existing debt obligations,
•
utilizing the Parent Company's registered at-the-market equity program to raise capital, and
•
continuing to obtain financing through debt and equity issuances. The Parent Company has historically been successful in raising capital to support its operations.

Based on these plans, Management concluded that it is probable that the plans will be effectively implemented and will mitigate the conditions that initially raised substantial doubt about the Group's ability to continue as a going concern. Accordingly, Management concluded that substantial doubt has been alleviated.

3. Basis of preparation and restatement

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United Sates (GAAP). The preparation of financial statements in conformity with GAAP requires the use of certain accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The Group’s most significant estimates relate to impairment evaluations of intangible assets and goodwill, accounts receivable allowance for credit losses, as well as, the valuation of deferred tax assets and the related valuation allowance.

The accompanying financial statements have been prepared on the historical cost basis of accounting and do not reflect the application of pushdown accounting related to the acquisition (see Note 1) in accordance with ASC 805, Business Combinations.

4. Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Subsidiaries and Principles of Consolidation

Subsidiaries are all entities over which the Group has control. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances between Group companies are eliminated in consolidation.

Foreign Currency Translation

The Company’s foreign subsidiaries utilize functional currencies other than U.S. dollars. Assets and liabilities recorded for entities using other functional currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing over the period. Translation adjustments resulting from these processes are charged to or credited to other comprehensive income (loss).

Cash

Cash includes cash on hand and deposits held available on demand with financial institutions. The Company continually monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. Periodically during the years, the Company maintained balances in various operating accounts in excess of insured limits.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, do not include interest and the Company generally does not require collateral. On a quarterly basis the Company reviews accounts for collectability and establishes an allowance for probable credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current credit risk rating, collection pattern of customers, as well as for changes in economic environmental conditions. The Company writes off accounts against the allowance once all efforts at collection have been exhausted.

The following table presents the activity in the allowance for credit losses for the years ended January 31, 2026 and 2025:

Beginning balance as of February 1, 2024	$1,002
Current-period provision for expected credit losses	73
Write-offs charged against the allowance	(187)
Recoveries of amounts collected	—
Ending balance as of January 31, 2025	$888
Current-period provision for expected credit losses	(211)
Write-offs charged against the allowance	(109)
Recoveries of amounts collected	—
Ending balance as of January 31, 2026	$569

Capitalized Software Development Costs

The Company develops internal-use software as required to support its operations. Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years. The Company assesses the potential impairment of capitalized internal-use software whenever events or changes in circumstances indicate that the carrying value of the internal-use software may not be recoverable. As of January 31, 2026 and 2025, the Company had capitalized internal use software costs totaling $3.4 million and $3.3 million (net of accumulated amortization of $2.4 million and $0.7 million), respectively.

Fixed Assets, Net

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer and similar equipment	3 years
Furniture and fixtures	3-5 years
Software and licences	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Goodwill

The Company’s goodwill was recorded as a result of business combinations using the acquisition method of accounting. The Company does not amortize goodwill but tests it at least annually for recoverability. During the years ended January 31, 2026 and 2025, no impairment of goodwill was recorded.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

Developed technology	6-11 years
Customer relationships	11-15 years
Non-compete agreements	2-3 years
Trade names	5-6 years

Customer relationships amortization is computed over the term of expected cash flows. As the cash flows are consistent period-to-period due to the subscription nature of the services, management determined amortization of the customer relationship intangible assets using the straight-line method would approximate the cash flow approach.

The Company evaluates the recoverability of its intangible assets, if circumstances indicate impairment may have occurred. During the years ended January 31, 2026 and 2025, there was no impairment of intangible assets recorded.

Long-lived Assets

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of the asset exceeds the undiscounted cash flows expected to be generated by the asset.

If the asset is determined to be impaired, the asset is written down to its net realizable value and the loss is recognized in other income (expense) in the period when the determination is made. No impairment of long-lived assets has been recorded as of January 31, 2026 and 2025.

Revenue, Contract Assets and Contract Liabilities

The Company recognizes revenue in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606"), revenue recognition guidance which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To do this, the Company applies the five-step model in the FASB’s guidance, which requires the Company to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. In addition, the Company elected to apply certain of the permitted practical expedients within the revenue recognition guidance and make certain accounting policy elections including those related to significant financing components and sales taxes. The Company elected the portfolio practical expedient as it expects that revenue recognition would not differ materially from recognition of individual contracts. The Company will continue to use judgment on a go forward basis and if any of its contracts should materially change, the Company will reassess whether a portfolio approach is appropriate. Refer to Note 5 for a detailed discussion of accounting policies related to revenue recognition, including contract liabilities and contract assets.

Research and Development Costs

Research and development costs, which include costs incurred to develop internal-use software that do not meet the criteria under ASC 350 to be capitalized, are charged to expense as incurred.

Marketing Costs

The Company expenses the costs of marketing, including advertising and promotional expenses, as incurred.

Other Comprehensive Income (Loss)

The Company utilizes FASB ASC Topic No. 220, “Reporting Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for reporting other comprehensive income (loss) and its components within a financial statement. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company records foreign currency translation adjustments through other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under FASB ASC Topic No. 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included within the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end and for net operating loss and tax credit carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized within an entity’s financial statements and prescribes a recognition and measurement of tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition of tax benefits, classification in the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant unrecognized tax benefits that would affect the effective tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes deferred tax assets and liabilities based on the Group’s current understanding of tax laws as applied to the Group’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Reclassification

Certain amounts in the financial statements for the year ended January 31, 2025 have been reclassified to conform to the current year presentation. Such reclassifications had no impact on the previously reported net loss or accumulated deficit.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which introduces additional disclosure requirements for the relevant income tax disclosures. The additional disclosures require an entity to disclose income taxes paid by jurisdiction. The amendments should be applied prospectively. This ASU is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires entities to provide additional qualitative and quantitative disclosures about certain expenses included in expense captions presented on the face of the income statement. The guidance is intended to improve transparency regarding the nature of operating expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies the effective date guidance related to ASU 2024-03 and the required interim-period disclosures for expense disaggregation reporting. This ASU is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets for Private Companies and Certain Not-for-Profit Entities, which simplifies the estimation of expected credit losses for in-scope accounts receivable and contract assets. The amendments are intended to reduce the cost and complexity associated with applying the current expected credit loss (CECL) model for private companies. This ASU is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), which amends the guidance in ASC 350-40 related to the accounting for internal-use software costs. The objective of this update is to modernize the accounting for software development costs to better align with current software development practices, including agile and iterative development methodologies. The amendments remove the requirement to evaluate software development costs by project stage and instead introduce a principles-based capitalization model. Under the updated guidance, an entity will begin capitalizing internal-use software costs when (i) management authorizes and commits to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform its intended function (the “probable-to-complete” threshold). The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

5.
Revenue, Deferred Revenue and Deferred Commissions

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

(i)
Identification of the contract, or contracts, with a customer – A contract with a customer typically exists when the Company enters into an enforceable contract with a customer for the Company’s SaaS hosted services, related support services or professional services.
(ii)
Identification of the performance obligations in the contracts – Performance obligations are typically (1) access to the Company’s SaaS hosted services and SaaS service subscriptions (2) implementation services and (3) professional services.
(iii)
Determination of the transaction price – The transaction price is determined based on the consideration expected to be received in exchange for its performance obligations to the customer. Contracts generally contain fixed consideration.
(iv)
Allocation of the transaction price to the performance obligations in the contract – Typically, the Company enters into contracts that include SaaS hosted services (and related service subscriptions), which also include implementation services. These contracts contain multiple performance obligations and require an allocation of the transaction price to each based on their relative standalone selling prices (“SSP”). In some cases, such as with usage-based advertising services, the transaction price is determined based on monthly usage (e.g., impressions) and allocated to the related performance obligation accordingly.
(v)
Recognition of revenue when, or as, performance obligations are satisfied – Revenue is recognized as the Company satisfies performance obligations. Performance obligations for the Company’s SaaS hosted services and SaaS subscription services are satisfied over the contract term. The performance obligations for implementation services and professional services are satisfied over the period the services are performed. Accordingly, revenue for these services is recognized over time. The Company also provides usage-based advertising services which are billed on a monthly basis with typical payment terms of 30 days. The Company recognizes this revenue at a point in time based upon impressions that were made during the month. This revenue is included as part of professional services revenue.

The Company also sells an on-premise product under perpetual licenses along with maintenance and support, principally in the German market. Revenue from perpetual licenses is recognized upon delivery of the license and maintenance and support is recognized ratably over the maintenance and support period. In the statement of operations license revenue is included within Professional services and other- nonrecurring and the maintenance and support is included within Subscription and support-recurring.

The Company invoices customers based upon the terms of the agreement. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

Point in time and over time revenue recognition

Total revenue recognized was as follows:

	2026	2025
Subscription – over time	$62,567	$64,794
Professional services and others – over time	5,482	6,192
Advertising services – point in time	1,843	2,325
Licensing revenue – point in time	573	593
Total revenue	$70,465	$73,904

Payment Terms and Right of Return

Payment terms are negotiated individually with the customers and invoices are generally due within 30 days, as such there is not a significant financing component in the contracts with customers. The Company does not offer rights of return or discounts in the normal course of business.

Incremental Costs of a Contract

The Company has determined they have incremental costs of a contract for commission plans with employees. The commission plans include base commissions, quota achievement bonuses, new logo bonuses, multi-year contract bonuses and quarterly earned incentives. Commissions incurred as part of obtaining initial contracts are capitalized in accordance with ASC 340-40 “Other Assets and Deferred Costs” as contract assets and are amortized over an average customer life of 5 years. Such capitalization and amortization are applied on a portfolio basis as the portfolio approach would not be materially different than if such costs were accounted for on an individual contract basis.

Contract Liabilities

Contract liabilities are recorded when cash payments are received or invoices issued in accordance with the contract in advance of performance. The current portion of contract liabilities represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Opening Balances

The opening balances of contract assets and liabilities, both current and noncurrent, as of February 1, 2024 are as follows:

Accounts Receivable	$13,874
Deferred Commissions	3,256
Deferred Revenue	30,915

6.
Concentration of credit risk

Cash and Cash Equivalents

Cash and accounts receivable balances are subject to credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. Management monitors its exposure to credit risk on an ongoing basis. Concentration of credit risk exists at times when cash balances exceed federal insurance limits.

Customer Concentration

As of and for the year ended January 31, 2026 and 2025, no customers represented more than 10% of total accounts receivable and no customer represented more than 10% of total revenues.

7.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of January 31:

	2026	2025
Prepaid expenses	$1,163	$1,724
Other current assets	929	131
Prepaid and other current assets	$2,092	$1,855

8.
Fixed Assets, net

Fixed assets consisted of the following as of January 31:

	2026	2025
Computers and similar equipment	$1,283	$1,136
Furniture and fixtures	253	231
Leasehold improvements	244	220
Total	$1,780	$1,587
Accumulated depreciation	(1,635)	(1,309)
Fixed assets, net	$145	$279

Depreciation expense for the years ended January 31, 2026 and 2025 was $0.3 million.

9.
Goodwill

The following table reflects goodwill and changes to goodwill during the year ended January 31:

Balance as of January 31, 2024	$108,248
Foreign currency translation adjustment	(1,933)
Balance as of January 31, 2025	$106,315
Foreign currency translation adjustment	5,046
Balance as of January 31, 2026	$111,361

10.
Intangible Assets, net

Intangible assets consisted of the following as of January 31, 2026:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$66,695	$(37,408)	$29,287
Developed technology	29,066	(16,013)	13,053
Trade names	3,146	(3,042)	104
R&D	821	(821)	—
Non-compete agreements	185	(177)	8
Intangible assets, net	$99,913	$(57,461)	$42,452

Intangible assets consisted of the following as of January 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$64,323	$(30,673)	$33,650
Developed technology	27,725	(13,764)	13,961
Trade names	3,059	(2,927)	132
R&D	821	(821)	—
Non-compete agreements	177	(176)	1
Intangible assets, net	$96,105	$(48,361)	$47,744

Amortization expense for the years ended January 31, 2026 and 2025 was $8.1 million and $8.6 million, respectively (including $2.0 million and $2.2 million, respectively, recorded as part of cost of revenue).

As of January 31, 2026, amortization expense for future periods for the intangible assets will be as follows for the years ended January 31:

2027	$8,197
2028	7,258
2029	5,750
2030	5,750
2031	5,716
Thereafter	9,781
Total	$42,452

11.
Debt

Credit Agreement

On February 28, 2019, the Company entered into a new agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Monroe Capital”). This resulted in a new $60.0 million Term Loan (the “Initial Term Loan”). Proceeds were used to pay off the $40.4 million PNC Initial Term Loan and Amendments, and related accrued interest of $0.3 million, pay loan origination costs of $1.6 million, distribute $13.6 million back to K1 Investment Management, and add $4.0 million to the Company’s cash accounts. Debt issuance costs of $1.6 million were capitalized and are being amortized over the life of the Credit Agreement.

The $60.0 million Term Loan under the Credit Agreement is secured by substantially all the assets of the Company. Term Loan bears interest payable monthly with a variable interest rate per annum equal to SOFR Rate margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The SOFR Rate margin is based on a recurring revenue leverage ratio calculation as defined in the Credit Agreement. As of January 31, 2026 and 2025, the interest rate was 12% and 12%, respectively.

The Company signed an amendment agreement (Amendment #4) with Monroe Capital on September 27, 2022 to increase the Term Loan from $60.0 million to $80 million and to increase the revolving line of credit from $2.5 to $7.5 million. The amendment also added a Second Delayed Draw Term Loan to the available credit facilities of $50.0 million to finance future acquisitions if drawn down before March 27, 2023. Additionally, the maturity date for all debt facilities was extended to February 28, 2025.

On April 26, 2024, the Company signed an amendment agreement (Amendment #7) to its credit agreement. As a result of this amendment, the Company made an election to change the basis for loan compliance to EBITDA instead of based on revenues. Additionally, the maturity date of the loan was extended to November 30, 2025 and the Company has agreed to pay an exit fee of $1,029, which is due on the loan's maturity date of November 30, 2025. For the year ended January 31, 2026 and 2025, the Company recognized $538 and $491 in expense related to this exit fee.

On August 4, 2024, the Company signed an amendment agreement (Amendment #8) with Monroe Capital. As a result of this amendment, repayments of principal for the Term Loan and Delayed Draw Term Loan are no longer required each quarter and interest payments may be treated as Paid in Kind for the period August 1, 2024 to May 1, 2025. In lieu of payments, this amount will be accrued and added to principal outstanding and the interest rate will be increased by 1.00% for the related period. Paid in Kind interest amounted to $7.4 million and $4.5 million for the years ended January 31, 2026 and 2025, respectively.

On August 4, 2025, the Company signed an amendment agreement (Amendment #9) with Monroe Capital. As a result of this amendment, the maturity date of the loan was extended to May 30, 2026, and the Company has agreed to pay an exit fee of $729, which is due on the loan's maturity date of May 30, 2026. For the year ended January 31, 2026, the Company recognized $729 in expense related to this exit fee.

The Company’s term debt is due in full upon maturity. The outstanding balance of all term debt (net of unamortized debt issuance costs of $0.1 million and $0.6 million) was $103.6 million and $133.3 million as of January 31, 2026 and 2025, respectively.

Line of Credit

There is an available $7.5 million Revolving Credit line under the amendment to the Credit Agreement (the “Revolver”). The Revolver bears interest payable monthly with a variable interest rate per annum equal to the SOFR Rate Margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The Revolver matures November 30, 2025. The Company drew an additional $5.0 million on the revolving line of credit increasing the balance to $7.5 million as of January 31, 2025. The Revolver matured November 30, 2025.

As of January 31, 2026 and 2025, there was $0.0 million and $7.5 million outstanding on the line of credit, respectively.

Amended and Restated Credit Agreement

On December 1, 2025, the Company entered into an amended and restated credit agreement with Monroe Capital. In connection with the Company’s acquisition (as discussed in Note 1), Rezolve repaid $7.5 million of the line of credit and $42.5 of the outstanding term loans and related accrued interest.

In addition, accrued exit fees and paid-in-kind capital interest were capitalized and added to the principal balance of the loan. After giving effect to these transactions, $103.6 million of term loans remained outstanding under this agreement, after the acquisition by Rezolve.

The term loans mature on December 31, 2026 and bear interest at a rate per annum equal to Term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable margin of 5.50% per annum. Upon the occurrence of certain events of default, an additional default interest of 2.00% per annum applies.

The term loans have financial maintenance covenants, including a maximum consolidated leverage ratio for Crownpeak and its subsidiaries, tested monthly and quarterly, and a requirement that Rezolve maintain minimum liquidity of at least $10 million at all times. The amendment and restated credit agreement (“A&R Credit Agreement”) also provides an equity cure right permitting specified equity contributions to cure non-compliance with the financial maintenance covenants, subject to customary limitations and conditions. As of January 31, 2026, the Company had not submitted the compliance certificate and other reports required under the A&R Credit Agreement. However, Monroe Capital confirmed that there was no default as of January 31, 2026.

This amendment and restated credit agreement was evaluated and determined to constitute a troubled debt restructuring.

Prior to the Company’s acquisition (as discussed in Note 1), the Company experienced financial difficulties, including liquidity constraints, covenant violations and recurring losses, which impaired its ability to meet the original terms of the debt. Accordingly, the Company and Monroe Capital renegotiated the terms of the debt to avoid a potential default.

Under the revised agreement, the lender granted concessions to the Company, including the following:

a)
Reduction of the interest rate; and
b)
Extension of the maturity date to December 31, 2026.

The restructuring was accounted for as a troubled debt restructuring as of December 1, 2025.

The Company determined that the total future undiscounted cash flows under the modified terms exceeded the carrying amount of the debt; therefore, no gain on restructuring was recognized.

As of January 31, 2026, all outstanding debt under this agreement totaling $103.6 million is scheduled to mature on December 31, 2026.

12.
Leases

The Company follows the lease accounting guidance under ASC 842. Topic 842 requires lessees to recognize a right–of–use asset and a corresponding lease liability for most leases. The Company is the lessee in all current lease agreements. As permitted under the new guidance, management elected to utilize and apply the package of practical expedients to leases that commenced before the effective date of adopting ASC 842:

•
No need to reassess whether any expired or existing contracts are or contain leases
•
No need to reassess the lease classification for any expired or existing leases
•
No need to reassess initial direct costs for any existing leases

The Company has also elected the private company alternative to use the U.S. risk-free interest rate in determining the present value of lease payments when the incremental borrowing rate is not known. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The Company leases its Dortmund, Sofia, and London offices under operating lease agreements that are renewable on a periodic basis at both the Company’s option as well as the lessor. During the fiscal year, Attraqt Limited (a wholly-owned subsidiary) entered into a new two-year office lease for premises located on Grape Street, London, which commenced on June 9, 2025, and expires on June 8, 2027. Upon lease commencement, the Company recorded a right-of-use asset and a corresponding lease liability of $519.

Rent expense under operating leases is recognized on a straight-line basis over the noncancelable lease term, taking into consideration any scheduled rent escalations and incentives. The Company did not have any finance leases as of January 31, 2026 and 2025.

The following is a schedule by years of future minimum rental commitments for operating leases that have an initial or remaining non-cancelable lease term in excess of one year (net of sublease payments) as of January 31, 2025:

2027	$606
2028	375
2029	240
Total lease payments	$1,221
Less: imputed interest	(58)
Present value of lease liability	$1,163

The rent expense associated with ongoing operating leases was $1.0 million and $1.5 million for the years ended January 31, 2026 and 2025, respectively. Cash paid related to operating lease rent payments for the years ended January 31, 2026 and 2025 totaled $1.4 million and $1.9 million, respectively. The balance sheet classification, weighted average remaining lease term, and weighted average discount rate related to operating leases under ASC 842 as of January 31, 2026 and 2025, were:

	2026	2025
ROU lease asset	$1,129	$1,163
Lease liability:
Current lease liability	569	410
Long-term lease liability	594	750
Total lease liability	$1,163	$1,160
Weighted average remaining lease term (years)	2.32	1.16
Weighted average discount rate	9.29%	4.39%

13.
Accrued expenses

Accrued expenses consisted of the following as of January 31:

	2026	2025
Accrued expenses	$9,250	$4,418
Accrued compensation	3,017	2,790
Accrued interest	1,555	2,419
Sales tax payable	1,547	763
Accrued expenses	$15,369	$10,390

14.
Employee retirement plans

Crownpeak 401(k) Plan

Crownpeak established a 401(k) plan (the “401k Plan”) covering all eligible employees, as defined in the 401k Plan agreement. The assets of the 401k Plan are held separately from those of Crownpeak in an independently administered fund. During the years ended January 31, 2026 and 2025, Crownpeak made contributions of $0.2 million and $0.3 million, respectively, to the 401k Plan.

Magus Pension Plan

Magus operates a defined contribution pension plan (the “Pension Plan”) covering all eligible employees, as defined in the Pension Plan agreement. The assets of the Pension Plan are held separately from those of Magus in an independently administered fund. During the years ended January 31, 2026 and 2025, Magus made contributions of $0.2 million and $0.1 million, respectively, to the Pension Plan.

Attraqt Pension Plan

Attraqt operates a defined contribution pension plan (the “Attraqt Pension Plan”) covering all eligible employees, as defined in the Attraqt Pension Plan agreement. The assets of the Attraqt Pension Plan are held separately from those of Attraqt in an independently administered fund. During the years ended January 31, 2026 and 2025, Attraqt made contributions of $0.4 million and $0.4 million, respectively, to the Attraqt Pension Plan.

15.
Stockholders' (deficit) equity

As of January 31, 2026 and 2025 the authorized, issued and outstanding capital stock of the Company consisted of 100 shares of common stock with a $0.001 par value.

Prior to the acquisition, the Company’s primary stockholder waived $1.4 million of previously accrued management fees. In accordance with U.S. GAAP, this transaction was accounted for as a capital contribution.

As discussed in Notes 1 and 6, Rezolve repaid $50 million of the Company’s outstanding debt at the date of acquisition. This repayment was accounted for as a capital contribution.

Additionally, Rezolve contributed additional capital of $0.5 million to repay certain long-outstanding vendor liabilities of the Company.

16.
Stock based compensation

Management Incentive Unit Plan

In 2015, the Board approved the authorization to grant incentive units to employees through the Crownpeak Holdings, LLC 2015 Incentive Unit Plan (the “2015 Plan”). The purpose of the 2015 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2015 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, incentive units of the Company. The availability and offering of

Incentive Units under the Plan are intended to enhance the Company’s and its subsidiaries’ ability to attract and retain high-caliber managerial talent, whose contributions are critical to the Company’s sustained growth, progress, and profitability.

Incentive units represent a non–voting interest in the Company and are subordinate to all common units.

As of January 31, 2025, there were 25,279,277 management incentive units granted and outstanding with participation thresholds ranging from $0.95 to $1.06 per unit. Incentive unitholders are entitled to distributions from the Company after the cumulative distributions to unitholders of other specified classes of units have exceeded the participant threshold. The 2015 Plan entitles participants to participate in distributions, once the performance conditions are met or time has passed for time-based units. Granted management incentive units are generally 50% time-based and 50% performance-based vesting. The time-based management incentive units generally become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based management incentive units generally become vested when the Company’s majority unitholder achieves a total equity return multiple, generally a multiple of two. The Company has not made any distributions through December 1, 2025.

No compensation expense has been recognized for the years ended January 31, 2026 and 2025.

Management incentive unit plan details as of January 31 are as follows:

2025
Vested time-based management incentive units	15,439,796
Unvested time-based units	4,333,170
Unvested performance-based units	5,506,312

Unit Option Plan

In 2023, the Board approved the authorization to grant incentive units options to employees through the CrownPeak Holdings, LLC 2023 Incentive Unit Option Plan (the “2023 Plan”). The purpose of the 2023 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2023 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, option units of the Company.

During the years ended January 31, 2026 and 2025, the Board granted 6,039,500 and20,072,423 unit options, respectively. Granted option units can be 50% time-based and 50%performance-based vesting, 100% time-based vesting and 100% performance-based vesting.The time-based option units become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based option units become vested when the Company’s majority unitholder achieves a total equity return multiple of two and expire in ten years.

As of January 31, 2025, there were 19,778,823 option units granted and outstanding,respectively, with an exercise price of $1.09 per unit and an expiration date of ten years after the grant date. Upon exercise, the option units are converted to common units and have no participation threshold.

For the years ended January 31, 2026 and 2025 total compensation expense related to the 2023 Plan was $145 and $679, respectively.

In connection with the acquisition by Rezolve on December 1, 2025 (discussed in Note 1), the Company ceased participation in Management Incentive Unit Plan and Unit Option Plan effective as of acquisition date, as the Company was no longer a subsidiary of Crownpeak Holdings, LLC.

Stock compensation expense and related liabilities associated with these plans were recognized through the acquisition date only. No compensation expense or related liability associated with these plans has been recognized in the accompanying consolidated financial statements subsequent to the acquisition date.

Incentive unit option plan details as of January 31 are as follows:

2025
Unit options authorized	37,565,219
Unallocated unit options	17,786,396
Vested time-based unit options	431,045
Unvested time-based unit options	8,760,831
Unvested performance-based unit options	10,586,947

17.
Income taxes

The provision for income tax consisted of the following for the years ended January 31, 2026 and 2025:

	2026	2025
Current federal tax expense (benefit)	$—	$—
Current state tax expense (benefit)	9	26
Current foreign tax expense	1,625	877
Total current tax expense	1,634	903
Deferred federal tax expense	—	—
Deferred state tax expense	—	—
Deferred foreign tax benefit	(730)	(248)
Total deferred tax benefit	(730)	(248)
Total income tax expense (benefit)	$904	$655

Significant components of the Company’s deferred tax assets consisted of the following at January 31:

	2026	2025
Net deferred tax assets (liabilities) - domestic
Net operating loss carryforwards	$27,144	$26,288
R&D tax credit carryovers	820	820
Disallowed business interest expense	17,152	7,642
Goodwill and intangible assets basis differences	48	(516)
Stock-based compensation	200	165
Total net domestic deferred tax assets	45,364	34,399
Valuation allowance	(45,364)	(34,399)
Net domestic deferred tax assets	$—	$—

Net deferred tax assets (liabilities) - foreign
Germany intangible assets basis differences	$(3,477)	$(3,576)
UK net operating loss carryovers	3,320	3,777
UK intangible asset basis differences	(7,029)	(7,237)
Net foreign deferred tax liabilities	$(7,186)	$(7,036)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax of 21%, to income before taxes, is primarily due to increases in the valuation allowance and state and foreign taxes.

The net valuation allowance increased by $6.5 million and $9.6 million in 2026 and 2025, respectively.

As of January 31, 2026, the Company had federal and state net operating loss carryforward (“NOLS”) of approximately $111 million and $64.8 million, respectively. The federal NOLS begin expiring in 2025 and state NOLS begin expiring in 2028. Federal NOLS generated after December 31, 2017 totaling approximately $50.1 million can be carried forward indefinitely. The

Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where equity transactions result in a change of ownership as defined by the Internal Revenue Code Section 382. In the event the Company should experience an ownership change, as defined, utilization of its U.S. net operating loss carryforwards and tax credits could be limited.

Due to the acquisition of the Company by Rezolve on December 1, 2025 it is expected that the Company’s NOLs and tax credit carry forwards will be limited.

As of January 31, 2026 and 2025, the Company has federal disallowed business interest carry forwards of approximately $67 million and $47.4 million which can be carried forward indefinitely.

For UK tax purposes, as of January 31, 2026 and 2025, the Company had approximately $9.7 million and $12.2 million, respectively, of net operating loss carryovers which can be carried forward indefinitely.

As of January 31, 2026 and 2025, the Company had federal research and development tax credit forwards of approximately $ 0.8 million. The federal credits will begin to expire in 2025.

For US federal and state tax purposes the Company’s tax returns generally remain open to examination for all prior periods due to the potential future usage of income tax credit and net operating loss carryovers to offset future taxable income prior to expiration of the tax credit and net operating loss carryovers. For the UK, the Company’s tax returns are generally open to examination for one year after the statutory filing date. For Germany, the Company’s tax returns are generally open to examination for 4 years after filing.

18.
Commitment and contingencies

Service Commitment

In March 2025, the Company entered into an agreement with Amazon Web Services to purchase eligible services and offerings from Amazon Web Services with a commitment to spend $43.0million over the next five years. The Company’s remaining minimum commitment for the years ending January 31 are as follows:

2027	$7,642
2028	8,191
2029	8,892
2030	9,333
2031	1,567
$35,625

As of January 31, 2026, the Company determined that it would not be able to satisfy the minimum commitment through purchases of services for the first contract year under this agreement. As a result, the Company recorded a $1.9 million accrual for the shortfall which is included in accrued expenses in the consolidated balance sheet.

Legal Claims

The Group has contingent liabilities associated with legal claims arising in the ordinary course of business. In the ordinary course of conducting its business, the Group, from time to time,may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Group which may have an impact on net loss. The Group does not believe that these proceedings, individually or in aggregate, are material to its business or financial condition.

19.
Related party transactions

Prior to December 1, 2025 (date of acquisition, as discussed in Note 1), K1 provided consulting services to the Group in accordance with a Consulting Agreement effective November 23, 2015. The Company also reimbursed K1 and/or its affiliates for their reasonable out-of-pocket expenses incurred in connection with the provision of services. Consulting fees and reasonable out-of-pocket expenses were $0.5 million and $1 million for the years ended January 31, 2026 and 2025, respectively.

As discussed in Note 15, K1 waived $1.5 million of previously accrued management fees. In accordance with U.S. GAAP, this transaction was accounted for as a capital contribution.

20.
Subsequent events

The Company has performed an evaluation of subsequent events through June 25, 2026, which is the date the financial statements were available to be issued.